Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

March 31, 2016(unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$6,748
Reconciling items:
zulily net assets	(1,861)
LINT put option obligations	2
LINT LLC Net Assets	$4,889

Liberty Interactive Corporation Net Earnings	$71
Reconciling items:
zulily net earnings, loss	27
General and administrative expenses	—
Liberty Interactive LLC Net Earnings	$98